# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B401
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001083544
Persons authorized to receive notices and communications: Anthony DiGiandomenico, c/o ENDRA Life Sciences Inc., 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105, 734-335-0468

## Reporting persons
- Anthony DiGiandomenico (CIK 0001083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 196,692; shared voting power 0; sole dispositive power 196,692; shared dispositive power 0; aggregate amount beneficially owned 196,692 (9.9% of the class)
  Comment: Note to Rows 7, 9 and 11: Consists of (i) 76,267 shares of common stock, par value $0.0001 (the "Common Stock"), of ENDRA Life Sciences Inc. (the "Issuer"), (ii) 9 shares of Common Stock issuable upon the exercise of options (the "Option Shares"), and (iii) 120,416 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock (the "Warrant Shares"). The totals reported exclude warrants to purchase up to 21,228 shares of common stock. The warrants held by Mr. DiGiandomenico are subject to a beneficial ownership limitation of 9.99%, and such limitation restricts Mr. DiGiandomenico from exercising that portion of the warrants that would result in Mr. DiGiandomenico and his affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The beneficial ownership of Mr. DiGiandomenico reported herein reflects this limitation.
  
  Note to Row 13: The percentages reported in this Amendment No. 1 to Schedule 13D (this "Amendment") are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which includes (i) 1,270,077 shares of Common Stock outstanding as of May 15, 2026 (according to the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 15, 2026 (the "Quarterly Report")), plus (ii) 578,387 shares of Common Stock issued by the Company pursuant to a securities purchase agreement with an accredited investor (according to the Issuer's Current Report on Form 8-K filed with the SEC on May 28, 2026 (the "Current Report" and together with the Quarterly Report, the "SEC Reports") plus (iii) the Option Shares, plus (iv) the Warrant Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed by Anthony DiGiandomenico (the "Reporting Person") on November 26, 2025 (the "Schedule 13D"). This Amendment No. 1 is being filed in connection with the execution of a voting agreement with respect to shares of Common Stock beneficially owned by the Reporting Person.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Anthony DiGiandomenico
Residence or business address: The business address for the Reporting Person is: 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105.
Present principal occupation or employment: The Reporting Person joined the Issuer's Board of Directors in 2013. He is the co-founder of MDB Capital Group LLC, where he focuses on corporate finance and capital formation for growth-oriented companies. He also serves on the board of directors of ClearSign Technologies Corporation (Nasdaq: CLIR) and Illumination Acquisition Corp. I (Nasdaq: ILLU).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person purchased an aggregate of 70,824 shares of Common Stock from the market or in public or private offerings from 2020 to October 2025 using his personal funds. All other shares of Common Stock and derivative securities described in Item 5 below have been issued to the Reporting Person in connection with his services to the Issuer as a director.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 25, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among ASP Isotopes Inc., a Delaware corporation, Noble Africa LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of ASP ("Noble"), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of ASP , the Issuer, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble (the "Merger"), with Noble surviving the Merger as a direct wholly-owned subsidiary of the Issuer.

Also on June 25, 2026, in connection with the Merger Agreement, the Issuer, Noble and the Reporting Person entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, the Reporting Person has agreed, among other things, subject to the terms and conditions thereof, to: (i) vote their beneficially owned securities of the Issuer in favor of the approval of (A) the issuance of the shares of Class A Common Stock (as defined below) and Class B Common Stock (as defined below) of the Issuer as consideration in the Merger, (B) the implementation of a reverse stock split for the purpose of maintaining compliance with Nasdaq listing standards, if necessary, (C) the adoption of a new equity incentive plan, and (D) an amended and restated certificate of incorporation (the "A&R Certificate of Incorporation"), which will provide for, among other things, the Issuer being renamed "Noble Africa Inc." and the establishment of two classes of common stock, consisting of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), and Class B common stock, par value $0.0001 per share ("Class B Common Stock") (collectively, the "Stockholder Matters"), at a special meeting called for the purpose of approving the Stockholder Matters (the "Special Meeting"); (ii) vote against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the Stockholder Matters; (iii) appear in person or by proxy at the Special Meeting for quorum purposes; and (iv) grant the Issuer an irrevocable proxy to vote the Reporting Person's shares of Common Stock covered by the Voting Agreement at the Special Meeting as required, if the Reporting Person fails to do so.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Voting Agreement, which is filed as an exhibit to this Amendment No. 1, and is incorporated by reference herein.

This Amendment No. 1 amends the Schedule 13D to report the Reporting Person's beneficial ownership of the shares of Common Stock as of the date hereof. The Reporting Person is filing this Amendment No. 1, pursuant to Rule 13d-1(e) under the Act, solely as a result of the entry into the Voting Agreement. As such, the Reporting Person currently is subject to a "cooling-off" period pursuant to Rule 13d-1(e)(2) under the Act, which ends at the expiration of the tenth day from the date of the filing of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 196,692 shares of the Issuer's Common Stock. Such amount represents 9.99% of the outstanding shares of Common Stock based on the 1,848,473 shares of Common Stock outstanding as of May 28, 2026 (according to the SEC Reports). The number of shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the Option Shares and the Warrant Shares that are reported herein, as required by that Rule) is 1,968,891.
Number of shares as to which each person has sole or shared power to vote or dispose: 196,692
Transactions in the class effected during the past sixty days: On June 11, 2026, 5,384 shares of common stock underlying restricted stock units ("RSUs") granted to the Reporting Person vested in full.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

On January 21, 2026, the Issuer granted 60,324 RSUs, which convert to shares of Common Stock on a one-for-one basis, to the Reporting Person, which vest in full on January 21, 2027, subject to the Reporting Person's continued service through that date, or earlier upon a Change of Control of the Issuer (as defined in the RSU award agreement).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Form of Voting Agreement

## Signatures
- Anthony DiGiandomenico: /s/ Anthony DiGiandomenico, Anthony DiGiandomenico/Director (06/29/2026)